Exhibit 1.A.(5)(a)(ii)

SINGLE LIFE TERM INSURANCE RIDER
(This rider covers the life of Insured #2 only.)

This rider is a part of the policy to which it is attached if the rider is shown in the Schedule. This rider must be read with all policy provisions. This rider does not participate in our surplus earnings. The insured under this rider is Insured #2 listed in the Schedule. This rider has no loan value. There is no surrender charge applicable to this rider. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us. The owner of this policy is the owner of this rider.

THE DEATH BENEFIT. Subject to this rider's terms, we will pay the term death benefit in force on the date of Insured #2's death. We will pay the proceeds to the beneficiary. The term death benefit amount for this rider is shown in the Schedule attached to the policy. The term death benefit may change at the beginning of each policy year.

COST OF INSURANCE. The cost of insurance for this rider is determined on a monthly basis. The cost is added to the policy's monthly deduction from the account value as of each monthly processing date until this rider terminates. The cost of insurance rates will be determined by us from time to time. They will be based on the issue age, gender and premium class of the insured as well as the duration since the rider effective date. The cost of insurance for this rider is calculated as the monthly cost of insurance rate multiplied by the death benefit (in thousands) for this rider.

The monthly guaranteed maximum cost of insurance rates per $1,000 for this rider are shown in the Schedule on the applicable table of guaranteed rates attached to your policy.

INCONTESTABILITY. After this rider has been in force while the insured is alive for two years from the policy date, we will not contest the statements in the application for this rider attached at the time this rider is issued.

After this rider has been in force while the insured is alive for two years from the effective date of any increase in the amount of insurance, we will not contest the statements in the application for such increase.

After this rider has been in force while the insured is alive for two years from the effective date of any reinstatement of this rider, we will not contest the statements in the application for such reinstatement of this rider.

SUICIDE EXCLUSION. If the policy terminates for suicide, this rider will then terminate without value.

If the insured commits suicide, while sane or insane, within two years of the rider effective date and the policy is not terminated due to this suicide, we will terminate this rider and make a limited payment to the beneficiary. We will pay in one sum the amount of the cost of insurance for this rider which was deducted from the policy value. This rider will then terminate.

If the insured commits suicide within two years of the effective date of an increase and the policy is not terminated due to this suicide, we will terminate the increase and pay the cost of insurance associated with the increase.

MISSTATEMENT OF AGE OR GENDER. If the insured's age or gender has been misstated, any amount payable by us will be adjusted. The death benefit will be that which the cost of insurance that was deducted from the policy value on the last monthly processing date prior to the death of Insured #2 would have purchased for the insured's correct age or gender. If the death benefit adjustment is made prior to the death of Insured #2, the adjusted death benefit will be to an equitable amount determined by us. The adjustment will reflect the death benefit for the correct age or gender.

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CHANGE IN AMOUNT OF COVERAGE. On any policy anniversary after the first rider anniversary, the insurance coverage under this rider may be changed. The coverage may be increased or decreased by sending a written request to our Customer Service Center. You may increase or decrease the coverage only once each policy year. Any change in coverage may not be for an amount less than $1,000. Such change is subject to the following conditions:

a)     Any requested decrease in the rider death benefit is subject to our approval. Our approval may be conditioned on eliminating any future scheduled increases to the rider death benefit.

b)     The amount of coverage under this rider in effect after any requested decrease may not be less than $1,000.

c)     Any request for an increase must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the applicable premium class for this type of policy. An increase will be subject to the existence of sufficient net cash surrender value to cover the monthly deduction for the next two months.

d)     For any increase or addition to coverage, the effective date will be the monthly processing date that falls on or next follows the date the supplemental application is approved by us. For any decrease in coverage, the effective date will be the monthly processing date that falls on or next follows receipt of the written request to reduce coverage. For any change in coverage, a supplemental Schedule page will be issued.

DECREASE IN STATED DEATH BENEFIT. Any requested decrease in the stated death benefit in the policy shall eliminate any future scheduled increases in the rider death benefit. We may choose not to eliminate these increases upon submission of evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the applicable premium class for this rider.

TERMINATION. This rider will terminate on the earliest of the following dates:

a)     Expiration of the grace period of the policy.
b)     Termination or surrender of the policy.
c)     Receipt by us of a written request from you to cancel this rider on any monthly processing date.
d)     Policy anniversary nearest the insured's 100th birth date.
e)     When your policy is kept in force under the Guaranteed Minimum Death Benefit option.

Any deduction for the cost of insurance after termination of this rider will not be considered a reinstatement of this rider nor a waiver by us of the termination. Any such deduction will be credited to the policy value of the policy as of the date of the deduction.

REINSTATEMENT. If you reinstate your policy under the reinstatement provision of the policy, this rider will be reinstated.

Signed for the company

SOUTHLAND LIFE INSURANCE COMPANY

SECRETARY

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